Ironclad Performance Wear Corp.

1920 Hutton Court, Suite 300

Farmers Branch, TX 75234

September 3, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549-3561

Re:	Ironclad Performance Wear Corp.
Responses to Staff Comments of September 3, 2014 with respect to:
Item 4.01 on Form 8-K
Filed August 21, 2014
Item 4.01 Form 8-K/A
Filed august 29, 2014
File No. 000-51365

Ladies and Gentlemen:

We are writing to respond to the comment letter dated September 3, 2014 (the “Letter”) from the staff of the Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) regarding our Current Report on Form 8-K filed on August 21, 2014 and amended on August 29, 2014 (as amended, the “filing”).

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ William M. Aisenberg

William M. Aisenberg
Executive Vice President & Chief Financial Officer